------                                              --------------------------
FORM 4                                                     OMB APPROVAL
------                                              --------------------------
[ ] CHECK THE BOX IF NO                             OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM S OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    T.L.L. TEMPLE FOUNDATION                      PIONEER DRILLING COMPANY (PDC)                to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X    10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social           4. Statement for      ----              ---
                                                  Security Number of         Month/Year             Officer (give  X(1) Other
       109 TEMPLE BLVD., SUITE 300                Reporting Person           AUGUST 2001        ----        title ---   (specify
---------------------------------------------     (Voluntary)             -------------------               below)       below)
                 (Street)                                                 5. If Amendment,
  LUFKIN            TEXAS          75901-7321                                Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                    Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                  X Form filed by More than One
                                                                                                 ---   Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                   08/20/01       C           999,647   A       $2.50         999,647             (2)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                   08/20/01       C           199,390   A       $2.50         199,390             (3)           (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Series B 8% Convertible      6.4948                                                              Common
Preferred Stock              for 1      1/20/98      C                153,915  Immed.  8/22/01   Stock    999,647        $16.25
------------------------------------------------------------------------------------------------------------------------------------
Series B 8% Convertible      6.4948                                                              Common
Preferred Stock              for 1      1/20/98      C                 30,700  Immed.  8/22/01   Stock    199,390        $16.25
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
      -0-                     (2)
-------------------------------------------------------------------------------------------------------
      -0-                     (3)                         (3)
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:
(1) The Reporting Persons are members of a Section 13(d) group that owns more than 10% of the issuer's common stock.
(2) These securities are directly owned by T.L.L. Temple Foundation, an owner of more than 10% of the issuer.
(3) These securities are directly owned by Temple Interests, L.P. and indirectly by its general partners Arthur Temple, III,
    Southwood, Inc. and ATSP Partnership, Ltd.

                                                                                          T.L.L. TEMPLE FOUNDATION


                                                                                          /s/ ARTHUR TEMPLE, III            9/10/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -----------------------------   ----------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date
                                                                                          CHAIRMAN OF THE BOARD OF TRUSTEES

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.                                             Page 2SEC 1473 (3/91)



                                POWER OF ATTORNEY


        The undersigned do hereby make, constitute and appoint Arthur Temple, III, acting jointly or singly, the undersigned's attorney-in-fact (hereinafter referred to as "Attorney") with power to act for the undersigned and in the undersigned's name, place and stead, with or without the other and with full power of substitution and resubstitution, for the sole purpose of executing, making, declaring, certifying and filing on behalf of the undersigned with the Securities and Exchange Commission, and other appropriate governmental or private entities, any and all statements, reports and other information required to be filed by the undersigned under the Securities Exchange Act of 1934, as amended, or other state or federal statutes, by virtue of or relating to the undersigned's beneficial ownership of equity securities of South Texas Drilling and Exploration, Inc., including without limitation any Schedule 13D, any and all amendments to any such schedule, any Joint Filing Agreement and any and all amendments thereto, any Form 3, 4 or 5 and any and all amendments thereto, and all other documents and information incidental or related thereto required to be executed, made or filed by the undersigned, in the form and manner in which such Attorney deems necessary, appropriate, convenient or desirable to be done pursuant to and in accordance with the authorization contained in this Power of Attorney, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of the Attorneys and each of them.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 14, 2001.

                                      T.L.L. TEMPLE FOUNDATION


                                      By: /s/ ARTHUR TEMPLE, III
                                          --------------------------------------
                                      Name:   Arthur Temple, III
                                      Title:  Chairman of the Board of Trustees

                                      TEMPLE INTERESTS, LTD.


                                      By: TEMPLE SOUTHWOOD, INC.
                                          its Managing General Partner


                                          By: /s/ ARTHUR TEMPLE, III
                                              ----------------------------------
                                              Arthur Temple, III
                                              President, Secretary and Treasurer


                                      /s/ ARTHUR TEMPLE, III
                                      ------------------------------------------
                                      ARTHUR TEMPLE, III

                                      TEMPLE SOUTHWOOD, INC.,


                                      By: /s/ ARTHUR TEMPLE, III
                                          --------------------------------------
                                      Name:   Arthur Temple, III
                                      Title:  President, Secretary and Treasurer

                                      ATSP PARTNERSHIP, LTD.,

                                      By:  ARTHUR TEMPLE, INC.
                                           its Managing Partner


                                           By: /s/ ARTHUR TEMPLE, III
                                               ---------------------------------
                                           Name:  Arthur Temple, III
                                           Title: Its Attorney in fact